

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04020867

March 19, 2004

Jill V. McIntosh
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/19/2004

Re: The Kroger Co.
Incoming letter dated February 24, 2004

Dear Ms. McIntosh:

This is in response to your letter dated February 24, 2004 concerning the shareholder proposal submitted to Kroger by the Communications Workers of America Members' Relief Fund. We also have received a letter on the proponent's behalf dated March 16, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Morton Bahr
Trustee
Communications Workers of America
Members' Relief Fund
501 Third Street, N.W.
Washington, DC 20001-2797

56873



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT, SECRETARY
AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-4428

JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
JILL V. McINTOSH
ERICA S. PONTIUS
HILARY VOLLMER
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL

February 24, 2004

VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Shareholder Proposal of the Communications Workers of America Members' Relief Fund

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 12, 2004, from the Communications Workers of America Members' Relief Fund (the "Proponent"), along with a shareholder proposal and supporting statement (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

I:\LEGAL\USERS\4425\SECURITIES\SHAREHOLDER PROPOSAL CWA LETTER.DOC

The Proposal urges the Board to "seek shareholder approval of severance agreements with senior executives that provide benefits in an amount exceeding two times the sum of the executive's base salary plus annual bonus..."

Kroger intends to mail to shareholders, on or about May 15, 2004, its definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with its 2004 Annual Meeting. That meeting currently is scheduled to be held on June 24, 2004. Kroger intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(2) and (6), and Kroger intends to exclude the Proposal from the Proxy Materials. Further, consistent with the Staff's current practices, the Proposal may be omitted from the Proxy materials or portions redacted therefrom pursuant to Rules 14a-8(i)(3) and 14a-9 unless the Proponent makes revisions and furnishes substantiation for its claims. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. To the extent Kroger's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). Please confirm that no enforcement action will be recommended if the Proposal is excluded.

A. The Proposal is properly excludable under Rule 14a-8(i)(2) because it would result in a violation of Ohio law.

Rule 14a-8(i)(2) permits the exclusion of shareholder proposals that, if implemented, would require the issuer to violate state, federal or foreign law. The Proposal recommends that the Board adopt a policy against entering into certain severance arrangements with senior executives unless such arrangements are submitted to a shareholder vote. However, under Ohio law, the adoption of a policy is ineffective to transfer authority over compensation decisions to shareholders. See Wendy's International Incorporated (February 27, 1991). Ohio Revised Code §1701.59(A) provides, in pertinent part:

> Except where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors.

Ohio Revised Code §1701.60(A)(3) further states:

(A) Unless otherwise provided in the articles or the regulations:

(3) The directors, by the affirmative vote of a majority of those in office, and irrespective of any financial or personal interest of any of them, shall have authority to establish reasonable compensation, which may include pension, disability, and death benefits, for services to the corporation by directors and officers, or to delegate such authority to one or more officers or directors.

There is nothing in Kroger's articles or regulations (which were adopted by the shareholders) that limits the directors' authority over compensation.

Since neither Ohio law nor Kroger's articles or regulations provide for a shareholder vote on employee compensation matters, the mere adoption of a policy is insufficient to delegate the Board's authority over certain compensation arrangements to the shareholders. The shareholders must amend Kroger's articles or regulations if they desire to exercise authority over employment decisions. See Wendy's International Incorporated (February 27, 1991), see also PacifiCorp, Inc. (February 24, 1994).

In sum, in order to implement the Proposal, the Board of Directors is being requested to take action that only the shareholders can take. Therefore, the Proposal is properly excludable because Ohio law forbids the Board of Directors to effectuate the Proposal.

B. The Proposal is properly excludable under Rule 14a-8(i)(6) because it is beyond the Board of Directors' power to effectuate.

Rule 14a-8(i)(6) provides that proposals that deal with a matter beyond the issuer's power to effectuate are excludable. As discussed above, the Proposal is beyond the power of the Board of Directors to effectuate because it is inconsistent with Ohio law. Only the shareholders of Kroger, not the Board of Directors, may take the necessary steps to effectuate the Proposal. The shareholders cannot override Ohio law by requesting the Board to adopt a policy which transfers authority over compensation decisions from the Board to the shareholders. This can only be done by amendment of Kroger's articles or regulations by the shareholders if they desire to exercise such authority over compensation. For all of the reasons set forth in paragraph A. above, the Proposal likewise is excludable because it is beyond the Board's power to effectuate. See Wendy's International, Incorporation (February 27, 1991), see also PacifiCorp, Inc. (February 24, 1994).

C. The Proposal is properly excludable under Rule 14a-8(i)(3) and 14a-9 because it is false and misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal that is contrary to Rule 14a-9 of the Commission's Proxy Rules, in that the proposal and supporting statement are vague, false and misleading. The Staff has consistently concurred that a company may properly omit entire shareholder proposals and supporting statements under Rule 14a-8(i)(3) where they contain false and misleading statements. The Proposal contains a number of statements that are false and misleading in the context presented.

The Supporting Statement

The following statements are false and misleading, and irrelevant because Mr. Pichler announced on February 9, 2004 that he is retiring effective as of June 24, 2004 and therefore his severance arrangement for involuntary termination is moot.

- "For example, according to the 2003 proxy statement, the Company's employment agreement with the Chairman of the Board and former CEO Joseph Pichler provided that if Mr. Pichler was involuntarily terminated, the Company would pay Mr. Pichler's salary for five years or until October 4, 2005 (whichever comes first), and would also provide lifetime health care coverage for Mr. Pichler, his spouse, and his dependents."

- "During 2002, for example, the Company paid Mr. Pichler more than $3.9 million in salary, bonus, long-term incentive awards, and other compensation. He also received stock options potentially worth over $7.1 million if Kroger's share price appreciates at just 5 percent a year. Mr. Pichler is also entitled to approximately $540,000 in annual retirements benefits."

Furthermore, referencing Mr. Pichler's compensation in the second bullet, arrived at by summing all amounts shown in Kroger's summary compensation table in last year's proxy statement, without any of the detailed information described in the proxy, misleads shareholders into believing Mr. Pichler's cash compensation was greater than it was. Further, since the proposal deals only with severance pay, and not all elements of compensation, the Proponent misleads shareholders into believing Mr. Pichler's employment contract provided for a greater severance benefit than it does. In fact, had the severance provision been implemented, Mr. Pichler would have received substantially less than two times the amount referenced by the Proponent. All references to Mr. Pichler's employment agreement should be excluded since those references are misleading.

The reference in the second bullet above to the value of Mr. Pichler's stock options to be "potentially worth over $7.1 million if Kroger's share price appreciates at just 5 percent a year" is also misleading because it creates the false impression that such share price appreciation is reasonably likely to occur.

The word "lucrative" in the second paragraph of the supporting statement is misleading and should be deleted or rephrased as the opinion of the Proponent.

All references to "golden parachutes" in the supporting statement should be rephrased or replaced with "severance agreements." As reported in Kroger's 2003 proxy statement, Kroger has modest severance arrangements (not dissimilar to the limits mentioned in the Proposal) with a few senior executives, and it would give shareholders a false and misleading impression to describe them as "golden parachutes."

Kroger believes that the Proposal is so replete with statements that are false and misleading that Kroger should be permitted to omit the entire Proposal from Kroger's 2004 Proxy Materials pursuant to 14a-8(i)(3). Indeed, the Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). Here, virtually every statement made in the supporting statement is false or misleading and would require extensive editing in order to bring such statements into compliance with the Commission's rules.

D. Conclusion

The Proposal may be omitted from the Proxy Materials because (i) its implementation would violate state law, (ii) it deals with a matter beyond the registrant's power to effectuate, and (iii) it contains vague, false and misleading statements. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-4425 if you require additional information or wish to discuss this submission further.

Very truly yours,



Jill V. McIntosh

cbo

encl.

cc: Mr. Sumanta Ray

Frederick B. Wade

ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-5111

March 16, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request of the Kroger Co. for a No-Action Letter With Respect to the Shareholder Proposal of the Communications Workers of America Members's Relief Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of the Kroger Co., by letter dated February 24, 2004, that it may exclude the shareholder proposal of the Communications Workers of America Members's Relief Fund from its 2004 proxy materials. The Proposal (See Exhibit A) urges the Company's Board of Directors:

> "to seek shareholder approval of severance agreements with senior executives that provide benefits in an amount exceeding two times the sum of the executive's base salary plus annual bonus."

The Proposal adds that the proposed policy "shall apply to existing severance agreements only if they can be legally modified by the Company, and will otherwise apply to all new severance agreements and renewals of existing agreements" (See Exhibit A).

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added). We submit that Kroger has failed to meet this burden, because there is no merit to its claims.

II. There Is No Merit to Kroger's Claims That the Proposal May Be Excluded Under Rules 14a-8(i)(2) and 14a-8(i)(6)

Kroger contends (p. 2) that the Proposal may be omitted from its proxy materials on the erroneous premise that the Proposal would "transfer authority over compensation decisions to the shareholders." On this basis, Kroger alleges that the Proposal may be excluded under Rule 14a-8(i)(2) on the theory that such a "transfer" would violate Ohio law. Kroger then uses the same flawed premises to claim (p. 3) that "the Proposal is beyond the power of the Board of Directors to effectuate" under Commission Rule 14a-8(i)(6).

A. Kroger's Arguments Are Based On The Erroneous Premise That Authority Would Be Transferred From the Board to the Shareholders

Contrary to Kroger's claims, the Proposal does not "transfer authority over compensation decisions to the shareholders." It does nothing more than request that the Board exercise the broad authority that is granted to it under section 1701.59(A) of the Ohio Revised Code, which provides generally that "all of the authority of a corporation shall be exercised by or under the direction of its directors."

In this context, the Proposal is a precatory request that "urges" the Board to use its authority in a particular way. The decision as to what, if any, action may be taken is left to the discretion of the Kroger Board. As such, the Proposal cannot reasonably be construed as one that would "transfer" any of the Board's "authority over compensation decisions . . . to the shareholders."

First, as the Supporting Statement points out, the Board could implement the Proposal by "limiting the use of executive severance agreements," so that they do not provide any benefits that exceed the Proposal's threshold of "two times the sum of an executive's base salary plus annual bonus." If the Board exercised its authority in this manner, there would be no occasion for the shareholder vote that would allegedly "transfer" the authority of the Board to the shareholders.

On the other hand, if the Board decided to consider severance benefits of more than "two times the sum of an executive's base salary plus annual bonus," the Board could implement the Proposal in at least two ways that would plainly involve no transfer of the Board's authority. It could either make its own exercise of authority contingent upon the concurrent approval or ratification of the shareholders, or it could ask for an advisory vote of the shareholders before making the ultimate decision as to whether such benefits should be authorized. In either event, any shareholder vote pursuant to such an express direction of the Board would plainly be an exercise of the "authority of the corporation . . . by or under the direction of its directors," within the plain meaning of section 1701.59(A) of the Ohio Revised Code.

B. Kroger Wrongly Claims That Ohio Law Prohibits the Board From Submitting the Issue to A Shareholder Vote

Despite the plain meaning of section 1701.59(A) of the Ohio Revised Code, Kroger claims (p. 3, par. 2) that "neither Ohio law nor Kroger's articles or regulations provide for a shareholder vote on employee compensation matters" (emphasis added). If that is true, it does nothing more than establish that Ohio law is silent on the issue of whether the Kroger Board has the authority to submit the subject of executive severance agreements to a vote of the shareholders.

Nevertheless, Kroger jumps to the conclusion in the very next paragraph, without any additional foundation, that "Ohio law forbids the Board of Directors to effectuate the Proposal" (emphasis added). This leap of logic is apparently based on the theory that the authority of the Kroger Board under section 1701.59(A) of the Ohio Revised Code, which expressly authorizes the Board to exercise "all of the authority of a corporation . . . by or under the direction of its directors," is not sufficient to give the Board the power to direct that a vote of the shareholders shall be had on the issue of executive severance benefits.

Kroger's argument is nothing more than a non sequitur. The conclusion that "Ohio law forbids" simply does not follow logically from the premise that it does not affirmatively "provide for a shareholder vote."

C. Kroger Has Failed To Cite Any Aspect of Ohio Law That Is Unique To Ohio

Finally, Kroger has failed to cite any aspect of Ohio law that is unique to the state of Ohio. In this context, we submit that the applicable Ohio law does not differ in any material respect from the comparable provisions of other state corporation laws. See e.g. 8 Delaware Code Annotated, section 141; Revised Model Corporation Act, section 8.01; Wisconsin Business Corporation Law, section 180.0801. Like section 1701.59(A) of the Ohio Revised Code, those laws effectively provide that all corporate powers shall be exercised by or under the direction of the board of directors.

Accordingly, if the staff should accept Kroger's argument in this matter, it would appear that any public corporation, regardless of its state of incorporation, could make the same kind of argument Kroger has made with respect to the propriety of shareholder votes. The potential implications of such a decision would be enormous.

For example, the Investor Responsibility Research Center surveyed the average voting results on significant U.S. corporate governance proposals during the 2003 proxy season, and included a total of 79 shareholder proposals that asked companies to either redeem poison pills, or submit them to a shareholder vote (See Exhibit B). The survey included an additional 17 proposals that called for a vote on future golden parachutes. And this total of 96 proposals did not include the number of other executive pay proposals, such as the one at issue here, that also may have called for shareholder votes on severance agreements.

Under these circumstances, a decision in favor of Kroger could constitute a serious blow to the cause of shareholder democracy. It would have the potential to put dozens, and perhaps even hundreds, of plain vanilla governance proposals at risk, merely because they might call for a shareholder vote on a particular issue, such as poison pills, golden parachutes or other severance agreements. Moreover, if the staff were to open the door to such claims, public companies would be encouraged to inundate the staff with requests for no-action letters during the 2005 proxy season, in an effort to replicate the result that Kroger seeks here.

D. Kroger's Reliance On Two Prior
No-Action Letters Is Misplaced

Kroger relies on a no-action letter that the staff issued to Wendy's International Incorporated (Feb. 27, 1991), which has apparently been cited as precedent by just one company other than Kroger in the thirteen years since it was issued (See Exhibit C). The proposal at issue in Wendy's had recommended "a policy against" entering into certain "golden parachutes," unless "such compensation awards are submitted to a vote of the shareholders and approved by a majority of the shares present and voting on the issue."

We submit that Kroger's reliance on that no-action letter is misplaced. First, Wendy's does not provide any probative evidence as to the meaning of Ohio law, because the staff simply assumed that the company had made accurate representations as to the meaning of that law for the purpose of making its decision. Second, to the extent that Kroger has made similar representations here, it has an independent burden under Rule 14a-8(g) of demonstrating that the instant proposal is in conflict with Ohio law as it now stands. Finally, for the reasons set forth above, we submit that Kroger has failed to meet that burden.

In any event, it appears that Wendy's International has been undercut as a possible precedent by Star Banc Corporation (Feb. 16, 1995). The proposal in Star Banc urged the Board of that company to either redeem a poison pill, or submit it to a shareholder vote.

Like Kroger here, Star Banc contended under Rule 14a-8(c)(2) that the proposal was in conflict with section 1701.59(A) of the Ohio Revised Code on the theory that the proposal for a shareholder vote would "delegate to the shareholders the authority to make that decision." The staff rejected Star Banc's argument with an explicit declaration that "the Division is unable to concur in your view that the proposal is a violation of state law."

Kroger also cites PacifiCorp, Inc. (Feb. 24, 1994). However, that decision is of no probative value as to the meaning of Ohio law, because it dealt with a company subject to the laws of Oregon.

III. There Is No Merit to Kroger's Claims That the Proposal May Be Excluded Under Rules 14a-8(i)(3) and 14a-9

Kroger also claims (pp. 4-6) that portions of the Supporting Statement are "false and misleading." These claims are devoid of any merit.

A. The Impending Retirement of Mr. Pichler Has Nothing To Do With the Accuracy of the Excerpts From the Supporting Statement That Kroger Presents As "Bullet Points"

Kroger begins (p. 4) with the astounding claim that two excerpts from the Supporting Statement (See Exhibit A), which it has set off with "bullet points" in its letter to the staff, are now "moot," and therefore "false and misleading, and irrelevant." These charges are based on the representation that Joseph Pichler announced, on February 9, 2004, that he intends to retire as Chairman of the Kroger Board on June 24, 2004. According to Kroger's letter to the staff, June 24 is the date that the Annual Meeting of Kroger "currently is scheduled to be held" (see p. 2).

Aside from the fact there can be no issue of mootness until Mr. Pichler has actually retired, the entire issue of "mootness" is a red herring. The excerpted passages simply describe relevant aspects of Mr. Pichler's compensation package in accord with the disclosures that Kroger itself chose to make in its 2003 proxy statement. Moreover, these passages are expressly presented by the Proponent as "examples" of the truth of statements that are made in the topic sentences of the second and fifth paragraphs of the Supporting Statement -- topic sentences that Kroger has chosen to omit from its presentation of the "bullet points" in its letter to the staff (See Exhibit A).

The first excerpt from the Supporting Statement was presented by the Proponent as an "example" of the truth of the proposition that "a small number of top executives are entitled to lucrative severance packages." The excerpt demonstrates the truth of that declaration by presenting relevant details of the severance package that Kroger disclosed in its 2003 proxy statement with respect to Mr. Pichler (See Exhibit A).

The second excerpt from the Supporting Statement was presented as an "example" of the Proponent's belief "that golden parachutes are unnecessary given the high levels executive compensation at our Company." The excerpt demonstrates the accuracy of the reference to "high levels of executive compensation" by summarizing the amounts of compensation that Kroger paid to Mr. Pichler during 2002 (See Exhibit A).

Under these circumstances, Mr. Pichler's impending retirement is entirely irrelevant. The information in the "bullet points" is derived from Kroger's 2003 proxy statement. Moreover, the details of Mr. Pichler's severance package, and the amounts of compensation that he was given during 2002, will remain valid and accurate examples of the points that the Proponent made in the preceding topic sentences, whether or not Mr. Pichler may retire in accord with his current plans (See Exhibit A).

B. Kroger Has Failed To Demonstrate That The Supporting Statement Is False Or Misleading In Any Other Respect

Kroger also takes issue (p. 4) with the fact that the reference to "Mr. Pichler's compensation in the second bullet . . . [was] arrived at by summing all the amounts shown in Kroger's summary compensation table in last year's proxy statement" on the theory that it "misleads shareholders into believing Mr. Pichler's cash compensation was greater than it was." However, the Supporting Statement makes explicit reference to the fact that the "the Company paid Mr. Pichler more than $3.9 million in salary, bonus, long-term incentive awards, and other compensation" (emphasis added) (See Exhibit A). We submit that any reasonable investor should understand that "long-term incentive awards, and other compensation" are likely to include amounts of compensation that are not in the form of cash.

Kroger then claims (p. 4) that "the Proponent misleads shareholders into believing Mr. Pichler's employment contract provided for a greater severance benefit than it does." But the relevant statements of the Proponent, which Kroger has excerpted as part of the first "bullet point," do nothing more than state the severance terms that would apply to an involuntary termination "according to the 2003 proxy statement." The claim has no merit.

The next claim of the Company is also without merit. This claim takes issue (p. 4) with the Proponent's statement, which is included in the second "bullet point," that Mr. Pichler "received stock options potentially worth over $7.1 million if Kroger's share price appreciates at just 5 percent a year" (emphasis added).

In this context, Kroger contends that the quoted sentence "creates the false impression that such share price appreciation is reasonably likely to occur." But this baseless contention ignores the Proponent's explicit reference to the "potential" value of those options, and the equally explicit qualification that the estimate will be true only "if Kroger's share price appreciates at just 5 percent a year." It also ignores the fact that the $7.1 million figure is the more conservative of the potential values that Kroger was required to disclose in its 2003 proxy statement.

At the top of page 5, Kroger contends that "the word "lucrative" . . . is misleading" as it is used in the topic sentence of the second paragraph of the Supporting Statement (See Exhibit A). But, according to The American Heritage Dictionary of the English Language (Fourth Edition, 2000), the word is an adjective that merely means something that is either "profitable" or capable of "producing wealth." The Random House Dictionary of the English Language (Second Edition, 1987) similarly defines "lucrative" as an adjective that means "profitable," "moneymaking," or "remunerative." Under these circumstances, we submit that there is nothing false or misleading in the Proponent's statement that "a small number of top executives are entitled to lucrative severance packages" (emphasis added).

Kroger also objects to the Proponent's use of the term "golden parachutes." However, "golden parachutes" is a term in common usage that is generally understood.

According to The American Heritage Dictionary, supra, a "golden parachute" is "an employment agreement that guarantees a key executive lucrative severance benefits if control of the company changes hands followed by management shifts" (emphasis added). The Random House Dictionary, supra, defines the term as "an employment contract or agreement guaranteeing a key executive of a company substantial severance pay and other financial benefits in the event of job loss caused by the company's being sold or merged." Finally, the Shareholder Proposal Handbook, which is edited by William Morley (who held a number of senior positions in the Division of Corporation Finance during his thirty year career), has observed (section 29.06, 2003 Supplement) that "severance provisions that are conditioned on a change of control of the company are referred to as 'golden parachutes,' although some activists use that term to refer to all severance agreements" (emphasis added). In view of these recognized definitions of "golden parachute," and the widespread understanding of the term that those definitions reflect, we submit that there is no merit to Kroger's claim.

IV. Conclusion

For the reasons set forth above, we submit that Kroger has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g). The request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the company and the proponent.

Sincerely,



Frederick B. Wade

c. counsel for Kroger

Exhibit A: Proposal and Supporting Statement
Exhibit B: IRRC Survey of Voting Results
Exhibit C: Result of Westlaw Search

Shareholder Proposal

Resolved: Shareholders of the Kroger Company (the "Company") urge the Board of Directors to seek shareholder approval of severance agreements with senior executives that provide benefits in an amount exceeding two times the sum of the executive's base salary plus annual bonus. This policy shall apply to existing severance agreements only if they can be legally modified by the Company, and will otherwise apply to all new severance agreements and renewals of existing agreements.

Supporting Statement

We believe our Company should adopt a policy either limiting the use of executive severance agreements – commonly known as golden parachutes – or else submit these agreements for shareholder approval.

Under the Company's executive retention agreements, a small number of top executives are entitled to lucrative severance packages. For example, according to the 2003 proxy statement, the Company's employment agreement with the Chairman of the Board and former CEO Joseph Pichler provided that if Mr. Pichler was involuntarily terminated, the Company would pay Mr. Pichler's salary for five years or until October 4, 2005 (whichever comes first), and would also provide lifetime health care coverage for Mr. Pichler, his spouse, and his dependents.

All management employees, including executive officers, are already covered by The Kroger Co. Employee Protection Plan, which provides severance benefits and the extension of Company-paid health care to employees terminated without cause within two years following a change of control of the Company. For persons over 40 with over six years of service, severance pay ranges from approximately 9 to 18 months' salary and bonus.

We are concerned that, in the event of a change in control, the potential cost of such agreements may reduce the value ultimately received by shareholders. We also believe that golden parachutes can encourage senior executives to support a takeover that may not be in the best interests of shareholders because executives know that they will be rewarded if a takeover occurs.

We also believe that golden parachutes are unnecessary given the high levels of executive compensation at our Company. During 2002, for example, the Company paid Mr. Pichler more than $3.9 million in salary, bonus, long-term incentive awards, and other compensation. He also received stock options potentially worth over $7.1 million if Kroger's share price appreciates at just 5 percent a year. Mr. Pichler is also entitled to approximately $540,000 in annual retirement benefits.

In our view, golden parachute agreements that exceed a reasonable standard should be submitted to shareholders for their approval. If shareholders believe these agreements are necessary to attract talented executives, they will approve them. If not, executives should not accept severance deals that exceed what shareholders are willing to support.

We urge shareholders to vote FOR this proposal.

EXHIBIT A

AVERAGE VOTING RESULTS ON SIGNIFICANT U.S. CORPORATE GOVERNANCE PROPOSALS

	—2003—		—2002—	
	# of proposals	*Average vote+*	*# of proposals*	*Average vote+*
Repeal classified board (5)	38	62.7	42	61.6
Eliminate supermajority vote (1)	8	61.1	10	61.5
Redeem or vote on poison pill (5)	79	60.0	50	60.2
Vote on future golden parachutes (0)	17	54.0	19	34.9
Expense option value at time of grant (2)	64	48.1	2	29.2
Provide for cumulative voting (0)	20	34.1	19	33.2
No repricing underwater stock options (0)	1	33.0	2	41.0
Increase board diversity (2)	5	27.1	4	21.9
Independent board chairman (2)	28	25.5	3	35.8
Increase board independence (0)	3	22.1	12	30.8
Restrict executive compensation* (3)	34	16.4	8	16.0
Limit consulting by auditors (0)	28	16.1	21	28.8
Performance-based stock options (5)	55	15.6	4	19.9
Disclose executive compensation (0)	4	10.8	2	10.1
Sell company/spin off/hire investment banker (0)	2	3.2	2	13.5
Confidential voting (0)	0	--	5	59.4
Other:				
Increase key committee independence	3	20.2	7	21.4
Pension fund surplus reporting	2	24.3	5	25.9
Increase nominating committee independence (0)	0	--	6	20.4
Increase compensation committee independence (0)	0	--	2	43.1

Numbers in parentheses represent the proposals for which IRRC has not yet obtained vote tallies
+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*

EXHIBIT B

Search: "wendy's international" /p "february 27, 1991"

Result- **4 Documents** Result Options ▾

☐ **1. PLYMOUTH RUBBER COMPANY, INC.**
Publicly Available February 4, 1998

...misleading and ambiguous, implying wrongdoing by the Board of Directors and "severe financial difficulties" of the company); Unitrin, Inc. (**February 27, 1991**) (Staff concurred that proposal relating to "buy back" of shares was excludable under Rule 14a-8(c)(3) because it was badly drafted,...

...voting on proposal would expect the company to take and what action the Company would be required to take); **Wendy's International** , Inc. (February 6, 1990); Occidental (Staff concurred that proposal relating to purchases of company stock by directors was without factual...

...misleading and ambiguous, implying wrongdoing by the Board of Directors and "severe financial difficulties" of the company); Unitrin, Inc. (**February 27, 1991**) (Staff concurred that proposal relating to "buy back" of shares was excludable under Rule 14a-8(c)(3) because it was badly drafted,...

☐ **2. PacifiCorp, Inc.**
Publicly Available February 24, 1994

...any such limitation must be contained in the Articles. Accordingly, the Proposal is beyond the Company's power to effectuate. See **Wendy's International** , Inc., available **February 27, 1991.** In view of the foregoing, we hereby request on behalf of the Company that the...



☐ **3. Santa Fe Pacific Corporation**
Publicly Available February 17, 1993

...take in the event the Proposal were to be implemented. See Fuqua Industries, Inc. (March 12, 1991); Unitrin, Inc. (**February 27, 1991**); **Wendy's International** , Inc. (February 6, 1990). The language of the Proposal presents the stockholders with the difficult problem of determining exactly what...

☐ **4. Santa Fe Pacific Corporation**
Publicly Available January 4, 1993

...take in the event the proposal were to be implemented. See Fuqua Industries, Inc. (March 12, 1991); Unitrin, Inc. (**February 27, 1991**); **Wendy's International** , Inc. (February 6, 1990). Inclusion of the Proposal would give the Company's stockholders the major problem of not knowing what...

EXHIBIT C

Communications Workers of America
AFL-CIO, CLC
501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1110 Fax 202/434-1139
Morton Bahr
President

VIA UPS

January 12, 2004

Mr. Paul W. Heldman, Corporate Secretary
The Kroger Company
1014 Vine Street
Cincinnati, OH 45202

Dear Mr. Heldman:

On behalf of the Communications Workers of America Members' Relief Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in The Kroger Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2004. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of Kroger shares worth at least $2000. These shares have been continuously held for more than a year prior to this date of submission. Verification of the Fund's ownership in Kroger stock is attached.

The Fund intends to continue to own Kroger stock through the date of the Company's 2004 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Sumanta Ray in my office.

Sincerely,



Morton Bahr
Trustee

Attachment

Shareholder Proposal

Resolved: Shareholders of The Kroger Company (the "Company") urge the Board of Directors to seek shareholder approval of severance agreements with senior executives that provide benefits in an amount exceeding two times the sum of the executive's base salary plus annual bonus. This policy shall apply to existing severance agreements only if they can be legally modified by the Company, and will otherwise apply to all new severance agreements and renewals of existing agreements.

Supporting Statement

We believe our Company should adopt a policy either limiting the use of executive severance agreements – commonly known as golden parachutes – or else submit these agreements for shareholder approval.

Under the Company's executive retention agreements, a small number of top executives are entitled to lucrative severance packages. For example, according to the 2003 proxy statement, the Company's employment agreement with the Chairman of the Board and former CEO Joseph Pichler provided that if Mr. Pichler was involuntarily terminated, the Company would pay Mr. Pichler's salary for five years or until October 4, 2005 (whichever comes first), and would also provide lifetime health care coverage for Mr. Pichler, his spouse, and his dependents.

All management employees, including executive officers, are already covered by The Kroger Co. Employee Protection Plan, which provides severance benefits and the extension of Company-paid health care to employees terminated without cause within two years following a change of control of the Company. For persons over 40 with over six years of service, severance pay ranges from approximately 9 to 18 months' salary and bonus.

We are concerned that, in the event of a change in control, the potential cost of such agreements may reduce the value ultimately received by shareholders. We also believe that golden parachutes can encourage senior executives to support a takeover that may not be in the best interests of shareholders because executives know that they will be rewarded if a takeover occurs.

We also believe that golden parachutes are unnecessary given the high levels of executive compensation at our Company. During 2002, for example, the Company paid Mr. Pichler more than $3.9 million in salary, bonus, long-term incentive awards, and other compensation. He also received stock options potentially worth over $7.1 million if Kroger's share price appreciates at just 5 percent a year. Mr. Pichler is also entitled to approximately $540,000 in annual retirement benefits.

In our view, golden parachute agreements that exceed a reasonable standard should be submitted to shareholders for their approval. If shareholders believe these agreements are necessary to attract talented executives, they will approve them. If not, executives should not accept severance deals that exceed what shareholders are willing to support.

We urge shareholders to vote FOR this proposal.



M&T Bank, 1350 Eye Street, N.W., Suite 200, Washington, DC 20005-7200

Heather R. Tuason
Assistant Vice President

(202) 434-7038
Writer's direct dial

January 12, 2004

To Whom It May Concern:

M & T Investment Group is the record holder of at least $2,000 worth of Kroger Co. in an account in the name of Communications Workers of America Members' Relief Fund ("Fund"). The Fund is the beneficial owner and has held them continuously for at least one year as of January 12, 2004.

Sincerely,

Heather R. Tuason
Trust Officer, AVP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 24, 2004

The proposal urges the board of directors to seek shareholder approval of severance agreements with senior executives that provide benefits in an amount exceeding two times the sum of the executive's base salary plus bonus. The policy would apply to existing agreements that can be legally modified, new severance agreements and renewals of existing agreements.

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Michael R. McCoy
Attorney-Advisor